PLATINUM GROUP METALS LTD.

ANNUAL REPORT 2006

ROOM TO GROW

• Advanced engineering and mine design to optimize the extraction plan for our extraordinary near-surface platinum resource on Project 1 of the Western Bushveld Joint Venture.

• Added significantly to our high-grade, near-surface platinum deposit in the Western Bushveld Joint Venture with aggressive drilling on Project 1.

• Initiated drilling across the Project 2 and Project 3 land areas to expand resource base for additional mine planning opportunities.

• Completed our earn-in expenditure of 35 Million Rand ahead of schedule on the Western Bushveld Joint Venture. Partners Anglo Platinum and Africa Wide Mineral Prospecting and Exploration approved a large-scale drilling and engineering budget for the project.

• Closed a $10 million financing in Toronto, Calgary, New York and London to solidify the funding of engineering and our large-scale drilling programs.

View of Western Bushveld Joint Venture.

ROOM TO GROW

In 2006 we met our ambitious goals for the Western Bushveld Joint Venture and laid the groundwork for an exciting 2007.

This year we advanced the resource drilling and mine engineering on our first platinum deposit, the Project 1 area of the Western Bushveld Joint Venture. Through this process, we added signifi-cantly to our platinum ounces and firmly placed our Project 1 area on the path to production.

We have also begun our early exploratory work on the remaining 60% of the Western Bushveld Joint Venture area.

As Project 1 nears completion of its pre-feasibility study we have come to truly appreciate the scale of the Western Bushveld Joint Venture. The sheer size of the land position has meant we have had to break it into three separate projects. Each area contains approximately one-third of the eleven kilometre available potential strike length.

Both Project 2 and Project 3 offer signifi-cant room to grow for the partnership across the enormous land position we control in the heart of the world’s platinum production.

It is hard to believe that it has been less than two years since we finalized the Western Bushveld Joint Venture with our partners Anglo Platinum Limited, which like Platinum Group Metals holds 37% and Africa Wide, which holds 26%. PTM is the operator of the project and works with the joint venture management committee to implement decisions.

With over 69,000 metres of core logged, the Project 1 deposit modeled and the completion of several potential mine designs, the pre-feasibility study is expected in late fall 2006 and an optimum design will be selected for the final phase of design at that time with partner approval. The team has also started the definition drilling on the adjacent Project 2 to outline the potential scale of resources and on Project 3 we are at the initial exploration drilling stage.

On Project 1, the measured and indicated resource base totals an estimated 6.29 million ounces of platinum, palladium, rhodium, and gold (see tables on page 22), providing a solid base for a long life and robust mine plan. Because of the shallow depth, large scale tonnage with room to grow, above average grade and a high ratio of platinum, Project 1 stands out when compared to the other new platinum projects.

During 2006 we also completed a $10 million private placement financing led by RBC Capital Markets and J.F.Mackie and Company Ltd. This has placed us in a strong financial position to pursue our ambitious goals into 2007. Over the past 5 years, we have developed a strong, supportive group of institutional shareholders from Canada, the USA, the UK and South Africa.

When we meet with investors and other stakeholders, many of them ask why it takes so long to develop a platinum mine. Of course, when you consider the detailed engineering necessary for something relatively small like your car – and contrast that with a mine that is five kilometers long and two and a half kilometers wide, with many variables - you can begin to imagine what needs to be considered. Getting it right from the beginning will pay major benefits down the road. In addition, the design study we are doing now will provide important information when we approach the next areas in our development pipeline, Projects 2 and 3.

Most of the technical work leading to the mine design has been done by our in-house team with oversight from independent qualified persons. Our staff in Johannesburg has done an excellent job and because much of the work has been done by our employees, the experience gained adds to PTM’s growing knowledge base. We expect to further expand our team over the next few months as we prepare for the additional requirements of a potential mining operation.

Our partners in the Western Bushveld Joint Venture have been supportive and have made excellent contributions to the project’s value. Anglo Platinum, the largest producer of platinum in the world, has been a responsive and enthusiastic partner and has provided access to, and input from, their sizable internal resources and experience.

The WBJV is an excellent example of the co-operative environment envisaged in South Africa’s new mining regulations, including the Mining Charter.

PTM’s entrepreneurial energy, combined with Anglo Platinum’s production experience and the inclusion of historically disadvantaged South Africans at the management level, have propelled the project forward in an extraordinary manner.

The Western Bushveld Joint Venture will be our focus in the years ahead, both as a result of the outstanding nature of Project 1 and the large scale potential afforded by the investigation of Projects 2 and 3 within the mineral rights area.

We recognize that we have a responsibility to our shareholders to ensure the best valuation for our enormous potential. To achieve this, we will be working to reach as large an investment audience as possible over the next twelve months.

In addition to our responsibilities to our shareholders, we also have responsibilities to our partners Anglo Platinum and Africa Wide, to our employees and to the communities in which we operate. We strive to exceed the minimum governance, environmental and community standards and we have worked hard over the past year to develop innovative ways to maximize the benefits of the project and infrastructure to the people in the regions where we are operating.

We look forward to the next twelve months, as we drive Project 1 towards a feasibility study and production decision and as we further define and understand the full potential of the unique Western Bushveld Joint Venture.

R. Michael Jones,
President and CEO
Platinum Group Metals Ltd.

WESTERN BUSHVELD JOINT VENTURE

"We look forward to the next twelve months as we gain an even better understanding of the full potential of the Western Bushveld Joint Venture."

ADVANCING AND GROWING

Located in the heart of the world’s largest platinum producing district, the Western Bushveld Joint Venture includes Platinum Group Metals Ltd. and Anglo Platinum Limited, each with a 37% interest, and Africa Wide, an accredited Black Economic Empowerment company, with a 26% portion. From the beginning, Platinum Group Metals has been designated the operator of the joint venture and we have moved the project forward in a rapid fashion.

Platinum Group Metals completed our earn-in requirements early and all three partners are investing directly in the development and exploration costs of the Western Bushveld Joint Venture, according to their interests. (Additional details of the joint venture agreement can be found in the Financial Statements Notes, page 21.)

The Western Bushveld Joint Venture covers 67 square kilometres of mineral rights and approximately 11 kilometres of potential strike length. Because the area is so large, it has been divided into three potential areas: Projects 1, 2 and 3, each measuring the footprint size of a typical full-scale, stand-alone mine.

Our resources are immediately adjacent to Anglo Platinum’s BRPM platinum mine which is currently producing approximately 200,000 ounces of refined platinum per year from shallow decline tunnels. Resources have been defined on the surrounding properties, both along strike and down dip of the WBJV Projects 1 and 2 areas, indicating continuity of the platinum reefs and good prospects for Project 2. Grades and recoveries of platinum group metals estimated in our work have been consistent with the published figures for the adjoining mine.

At the current pre-feasibility stage, cost estimates are typically +/- 20% and the mining methods, equipment required, metallurgical recovery, metal sales and price assumptions are all reasonably well defined.

A final bankable feasibility study is the next step for Project 1 and work for that study is expected to take place during the balance of 2006 and early 2007, once the partners have approved the plans.

At this stage, major project design components will be cost-estimated using actual quotes from suppliers and many of the detailed drawings for construction will be completed. The feasibility study would be used for debt and equity funding decisions for construction of the proposed Project 1 platinum mine.

Platinum Group Metals is concentrating heavily on the development of the Western Bushveld Joint Venture, especially in the near term. Our dual focus, both on the engineering efforts for Project 1’s path to production, while simultaneously exploring the remaining 60% of the property, promises to make 2007 an active and exciting year.

“Because the area is so large, the WBJV has been divided into three potential areas each measuring the footprint size of a typical full-scale stand-alone mine.”	Deposit modelling and engineering on Project 1 WBJV.

WESTERN BUSHVELD JOINT VENTURE RESOURCES

The resources of the Western Bushveld Joint Venture in Project 1 are calculated on two flat and dipping layers called the Merensky Reef and UG2 Reef.

A three dimensional model of these two layers in our Project 1 deposit is shown here. Drilling on Project 2 and Project 3 is taking place adjacent to this area. The blue areas are mined out areas on the same reefs on nearby mines.

WBJV PROJECT 3
WBJV PROJECT 2
WBJV PROJECT 1
BRPM PLATINUM
MINE WORKINGS

We have grown and increased the confidence level in our Project 1 resources, as seen by the advancement to the measured and indicated resource category from our initial 2004 resource of 4.7 million ounces platinum, palladium, rhodium, and gold in the inferred category.

In September 2006 the Project 1 resources were expanded to include 6.29 million ounces in the measured and indicated category, with a further 2 million ounces in the inferred category. (See table page 22).

Through systematic drilling and testing across Project 1, and with over 400 platinum reef intersections for evaluation purposes, we know our deposit extremely well.

South Africa’s Bushveld Complex hosts most of the world’s platinum group metals (PGM) and is home to 17 of the world’s 22 primary producing PGM mines accounting for 79% of annual global platinum production.

The Merensky and UG2 Reefs of the platinum-rich Western Limb of the Complex account for the bulk of the district’s total metal output, with 11 active mines producing 70% of the world’s annual platinum.

PTM’s Western Bushveld Joint Venture property lies in the heart of this prolific district.

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources and Inferred Resources. This section uses the terms “measured and indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. This report refers to adjacent properties where we have no right to mine. We advise investors that the SEC mining guidelines strictly prohibit information of this type and investors are cautioned mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. Resources on our properties may not exist or be legally or economically feasible.

THE SELECT NATURE OF OUR PROJECT

As we learn more about the resources of Western Bushveld Joint Venture through our engineering and development work, we have realized how this project stands out when compared to many of the other new platinum projects using the four principal factors for platinum mine evaluation.

1. TONNES: The WBJV has an enormous strike length of 11 kilometres. This means that its tonnage is configured in an easily accessible position with sufficient size for large-scale operations. Our preliminary engineering designs indicate a 250,000 ounce a year mine - for more than 15 years on Project 1 alone.

2. GRADE, ORE TYPE: As with any mining project, grade is all important. The Merensky Reef grade for the Western Bushveld Joint Venture, on which the initial mine plans focus, is above average. The Merensky Reef is generally preferred over UG-2 Reef as Merensky reef concentrate is easier to smelt. As mining continues on the Bushveld Complex, the availability of Merensky Reef is expected to decline. This may mean our high platinum content Merensky Reef concentrate will likely become even more desirable.

3. PERCENTAGE OF PLATINUM: The percentage of platinum versus other valuable minerals is also very important in evaluation of platinum projects. Platinum is valued higher than palladium at the current time, and industry preference is for a higher platinum percentage ore, with more than 60% platinum being optimal.

“PTM is part of a select group of companies with large-scale near-surface platinum rights, excellent grades and high platinum ratios.”

4. DEPTH: Obviously shallower deposits are cheaper and faster to develop, but many new projects are looking at depths in excess of 1,000 metres. The Western Bushveld Joint Venture starts near surface. It is not only the cost of going deep that may be prohibitive, but also the time. Recent platinum mines located more than 1,000 metres deep have taken five to seven years to develop.

There are large resources of platinum identified in the Bushveld Complex – more than sufficient to meet the world’s demand for hundreds of years. The initial hurdle of acquiring platinum rights on the Bushveld Complex is not impossible to overcome and some thirty or so companies have entered the business. PTM is part of a select group of companies with large-scale near-surface platinum rights, excellent grades and high platinum ratios.

HISTORY

In 2002, Platinum Group Metals began acquiring high potential platinum properties in South Africa. Starting with a relatively small piece of prime Western Bushveld land in 2004, Platinum Group Metals leveraged our strategic land position and an existing relationship with Anglo Platinum from an exploration joint venture in Canada into a large-scale joint venture agreement. Both Anglo Platinum and Platinum Group Metals contributed land and expertise to the project.

All this was happening during a time of regulatory change in South Africa which required active exploration on held mineral rights, something new in that country but very natural for Canadians. The new regulations also required the inclusion of historically disadvantaged South Africans into all levels of mine development, exploration and beneficiation.

This confluence of events has made for a unique situation and opportunity in the South African platinum fields.

Careful sampling and quality control of the drill core on the WBJV site.

THE PLATINUM STORY

Overall demand for platinum grew 2% to a record 6.70 million ounces last year.

With ever more stringent clean air standards, both in the developed and the developing world, the requirement for clean burning vehicles isn’t going to diminish anytime soon. The key driver for platinum demand is catalytic converters for vehicles. Platinum helps “scrub” pollutants from an engine’s exhaust. Each of us owns a little bit of platinum in the tail pipe of our cars.

While palladium is substituted in vehicles operating with gasoline engines, platinum is still the dominant PGM (platinum group metal) employed by diesel cars and trucks. 50% of all new light vehicles in Europe run on diesel, partly as a reaction to climbing gasoline prices.

Over 57% of platinum demand comes from the automotive sector, but industrial usage continues to mount and is close to surpassing the other big user, the jewelry industry.

So with all the demand, why can’t producers ramp up supply more quickly, especially since a deficit has existed since 1999?

Gold, silver, copper, nickel, and iron-ore are pretty evenly distributed around the world. Platinum and other PGMs are very different. Approximately 79% of the world’s platinum supply is produced in South Africa, with 90% of that coming from the high-yield Western Bushveld region. Because of unique geological formations, primary platinum production is really limited to a couple of places on earth.

Platinum bearing UG-2 Chromite Core, Project 1 WBJV.

The major platinum producers have striven to increase output but world demand has surged ahead of the production expansion. Smelter capacity needed for final recovery of platinum has been constrained. The last major platinum smelter completed in South Africa was the 1.3 Billion Rand Polokwane Smelter commissioned in March 2003.

Most analysts are predicting a robust market for platinum and the other elements associated with it. This is where Platinum Group Metals comes into the story. Our Western Bushveld Joint Venture is one of the few development projects in the region with high platinum grades, a resource close to surface and the benefit of having the world’s largest producer as our partner.

“As clean air standards increase, the key driver of platinum demand continues to be catalytic converters for vehicles. Each of us owns a little bit of platinum in the tail pipe of our cars.”

OTHER PROJECTS

WAR SPRINGS AND TWEESPALK

PTM continues to hold large land positions with our War Springs and Tweespalk properties in the Northern Limb of the Bushveld Complex. In October 2005, a resource of 980,000 ounces (1.03 g/t) in 29.6 million tonnes was outlined (C. Muller, SACNASP, QP). The economics of this deposit and its potential are being evaluated under current metal prices and exchange rates. Additional drilling to define the limits of the deposit is being considered for 2007.

In 2004, a single bore hole with an interesting 4 g/t 4E over four metres intercept was completed at the Tweespalk Property in the North Limb. This property is being considered for early 2007 drilling follow-up. Exploration elsewhere in the north limb has shown some potential for increased grade and thickness at depth, making this property worthy of further drill testing by PTM in 2007.

CANADA

PTM continues to hold a sizable land position near Thunder Bay, Ontario and the Lac des Iles Mine operated by North American Palladium. Although this mine has been struggling due to low palladium prices, the area continues to have potential and is one of only two platinum/palladium districts in North America. PTM plans to retain this strategic mineral rights position.

Exploration on the Canadian portfolio has been mostly deferred while we focus on our South African projects. In late 2006 we increased and consolidated our interests on several Lac des Iles properties so that they could be more easily held as strategic assets for the long term.

Exploration planning using geological and geophysical information.

Safety for all employees is a crucial factor in all activity decisions.

OUR RESPONSIBILITIES

“In addition to the Charter, PTM takes our responsibilities to the communities where we operate seriously and we have identified specific opportunities for people to gain from the regional benefits that accrue from our activities.”

PTM strives to exceed mandated standards in the areas of environment, health and safety, corporate governance and sustainable development. Internally and externally we work to foster a climate of mutual respect and open, honest and transparent dialogue. In interactions with our stakeholders, including reporting to shareholders, we encourage all of our employees, where appropriate, to contribute.

PTM’s primary activities are in South Africa where our operations are covered by the new Mineral and Petroleum Resources Development Act introduced by the government of South Africa in 2002. A key component of the Act is the Mining Charter (see page 17) The Mining Charter provides guidelines for mining projects regarding their community and social responsibilities.

In addition to the Mining Charter, PTM takes its responsibilities to the communities where we operate seriously, and we have identified specific opportunities for people to gain from the regional benefits that accrue from our activities.

By assessing both the available skills and needs of the community we have worked hard to act as a “spark plug” for sustainable development, beyond mining, in the local area.

On the Western Bushveld Joint Venture we engaged in dialogue with the local community at the earliest exploration stage. We are proud to report that we have identified some key opportunities for tangible community support that are being embraced both by the local municipality as well as the South African Department of Land Affairs.

Created in conjunction with local community leaders and members, these projects have the potential to be self-sustaining for the long term. Two specific businesses have been identified and seed financing is being secured. In addition to the local economic development that a mine would bring, these community projects have the potential to provide jobs and additional positive spin-offs for the region’s people.

PTM’S MINING CHARTER/RESPONSIBILITIES REPORT CARD

Human Resource Development

  With advisors and consultants, PTM has begun the dialogue with community leaders to establish to skills and education levels within the communities in which we are operating.

  PTM has provided opportunities to Historically Disadvantaged South Africans (HDSA) at all levels in our team including: basic labour, project management, and geological staff. We have developed a program of executive mentoring – not just because it satisfies the Charter, but because it makes good management sense to do so.

  PTM’s Canadian stock option plan has been extended to all South Africa professionals and PTM is working towards providing opportunities for workers to learn literacy skills as the project advances.

Employment Equity

  A draft labour plan has been prepared, and planning and targets have been discussed early with government. • PTM has already achieved a strong level of HDSA involvement in the field (more than the 40% requirement) and at our Johannesburg office. The WBJV is being operated by HDSA technical staff and one of the three senior executives in Johannesburg is HDSA.

  Women have been targeted for employment and advancement.

Migrant Labour

  PTM has a policy not to discriminate against migrant labor or any other qualified applicants.

Mine Community and Rural Development

  The process of dialogue is underway through Africa Wide Mining and consultants at the Maverick Group, in partnership with the government, in order to ensure maximum benefit to the community from the mining project.

  Leaders and groups within the community have been identified and communications channels opened to allow for development projects and ideas to be brought forward.

  Contributing to the potential broad-based empower-ment indirectly associated with the mine project, a number of potential community projects have been identified including opportunities in agriculture, tourism and cottage industry that further build the economic and general heath of the community. These projects may only require seed funding and leadership, and iden-tified NGO funding may also be attracted.

Housing and Living Conditions

  Assessment work is underway as part of mine planning and feasibility.

  Projects, like those mentioned above, that generate broad based economic improvements are one of the best ways to improve community living conditions.

Procurement

  Assessment work is underway as part of mine planning and feasibility.

  Opportunities for procurement include capital goods, services and consumables.

  PTM’s current largest supplier is an HDSA-controlled drilling company.

Ownership and Joint Ventures

  All of PTM’s exploration and development projects in South Africa have been structured to achieve the 15 year target of HDSA direct project ownership of 26%.  In addition, approximately 6% of PTM’s public company stock option plan is held by HDSA.

  The Joint Venture is managed and controlled by a management committee with active HSDA involvement.

  Currently, there is important two-way mentoring in project activities. PTM receives mentoring on community and government relationships, and on the permit application process from the HDSA members. Africa Wide, our BEE partner, receives mentoring on exploration, mining, mine development and capital markets.

  All transactions are simple and transparent and part of PTM’s Canadian public market filings.

Beneficiation

  It is anticipated that the products of the Western Bushveld Joint Venture and other projects will be smelted and refined in South Africa.

  The Western Bushveld Joint Venture includes an agreement on concentrate supply potentially to Anglo Platinum.

MANAGEMENT DISCUSSION AND ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

The Company has been very active on projects in South Africa during the year. The Company’s Canadian projects were not active. During the year the Company incurred a net loss of $3,853,273 (2005 - $3,795,648). Before a non-cash charge for stock based compensation of $110,176 (2005 - $1,283,289) and mineral property costs written off of $1,174,325 (2005 - $974,294), general and administrative expenses totaled $2,808,715 (2005 - $2,466,085). Interest, other income and recoveries amounted to $235,236 (2005 - $218,373). Global exploration expenditures during the period totaled $5,474,479 (2005 - $5,309,859), of this $4,998,447 was for the WBJV project (2005 - $3,023,125) and $476,032 for other exploration (2005 - $2,286,734).

On October 27, 2004, the Company announced the formation of the Western Bushveld Joint Venture (“WBJV”) with Anglo Platinum Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited. Work commenced immediately thereafter on the project and the rate of work has accelerated since then. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area. At the time of writing there are 5 diamond drills turning on WBJV properties.  The Company is in the process of completing a pre-feasibility study for the Project 1 area of the WBJV. In August of 2005 the Company completed an engineering review, a statement of inferred resources, and Preliminary Assessment for the Project 1 area on the WBJV in compliance with Canadian National Instrument 43-101. Later, on December 12, 2005, again on March 2, 2006, and finally on September 15, 2006 the Company published updated resource estimates for the WBJV (see the September 15, 2006 resource statement below).

During the fourth quarter the Company incurred a loss of $1,200,351 (2005 - $62,634). General and administrative expenses totaled $849,740 (2005 - $637,195) while interest, other income and recoveries was $100,991 (2005 - $87,850). Global exploration expenditures during the quarter totaled $676,555 (2005 - $1,462,287)

The Company has increased its general level of activity in the past three years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company’s Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Aug. 31, 2006	Year ended Aug. 31, 2005	Year ended Aug. 31, 2004
Interest & other income	$235,236	$218,373	$430,106
Net Income (Loss)	($3,853,273)	($3,795,648)	($2,242,627)
Net Income (Loss) per Share	($0.08)	($0.10)	($0.07)
Total Assets	$27,664,441	$15,705,187	$9,134,019
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
August 31, 2006	$100,991	($1,200,351)	($0.02)
May 31, 2006	$55,062	($515,092)	($0.01)
February 28, 2006	$53,234	($1,447,883)	($0.03)
November 30, 2005	$25,949	($689,947)	($0.02)
August 31, 2005	$87,850	($62,634)	($0.00)
May 31, 2005	$44,993	($975,865)	($0.03)
February 28, 2005	$47,089	($2,157,952)	($0.05)
November 30, 2004	$38,441	($599,197)	($0.02)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company’s future business activities. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements; however, the Company is working to complete a bankable feasibility study for the Project 1 area of the WBJV in 2007. If a production decision is taken by the WBJV upon completion of that study, the Company will likely pursue debt financing for a portion of its share of the capital requirements for that project.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this management discussion and analysis, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities, or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and South Africa are subject to risks common to operations in the mining industry. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is not certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing. However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

Mineral property acquisition costs deferred during the year totaled $300,928 (2005 - $1,815,434). Of this amount $93,367 (2005 - $1,512,446) was for WBJV property acquisition costs and payments. Exploration and development costs deferred in the year totaled $5,474,479 (2005 - $5,309,860). Of that amount $27,422 (2005 - $1,079,938) was incurred on the Company’s Canadian properties and $5,447,057 (2005 - $4,229,922) was incurred on the Company’s South African properties. Of the South African amount $4,998,447 was for the WBJV project (2005 - $3,023,125).

Cost recoveries on Canadian mineral properties during the period amounted to $Nil (2005 - $55,000). During the year $1,174,325 (2005 - $974,294) in deferred costs relating to mineral properties were written off. An amount of $964,847 (2005 - $958,844) was written off for Ontario projects while the balance of $209,478 (2005 - $15,450) related to South African write offs. For more information on mineral properties see Note 5. of the Company’s August 31, 2006 Audited Financial Statements.

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

On October 26, 2004 the Company (37%) entered into a joint venture with Anglo Platinum Limited (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (26%) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Western Bushveld Joint Venture (“WBJV”) immediately provides for a 26% Black Economic Empowerment interest to Africa Wide in satisfaction of the 10-year target set by the Mining Charter and newly enacted Mineral and Petroleum Resources Development Act. Africa Wide will also work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

From October 2004 to April 2006 PTM operated and funded an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million). According to the terms of the WBJV agreement this work was only due over five years to January 26, 2010. As of April 2006 this requirement had been completed and the partners are now required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. In March 2006 the Company and partners Anglo Platinum Limited and Africa Wide Mining approved a 2006 cash budget for the WBJV totaling R 29,712,200 (approx. Cdn $4.59 million at August 31, 2006). Later, in September 2006 this budget was increased to a cumulative total of R 76,393,208 (approx. Cdn. $11.75 million at September 2006). Each party is to fund their pro-rata share of the approved budget by way of several separate cash calls. To the time of writing both Anglo Platinum and the Company have funded R 21,370,075 towards the approved budget and Africa Wide has funded R 3,200,000. Of the $2,126,584 in accounts payable at August 31, 2006, an amount of $1,850,000 (approx. R 12 million) was incurred on behalf of the WBJV.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will be credited with their contribution to approved budgets and PTM will also be credited for its Rand 35 million expenditure as described above. Each party will then have the opportunity to make an equalizing cash payment, or contribute forward going capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

Primary exploration targets for the WBJV are the Merensky and UG2 Reefs. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates an existing platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation. At the time of writing the Company has five diamond drilling rigs deployed onto the WBJV in project areas 2 and 3. The Company is simultaneously in the process of completing a pre-feasibility study for the Project 1 area of the WBJV. Following the completion of this work the Company plans to complete a bankable feasibility study in 2007, with partner approval.

On September 21, 2006 the Company published a further updated Independent Resource Estimate dated September 15, 2006, which shows Measured, Indicated and Inferred 4E (platinum, palladium, rhodium and gold) resources for the project. See tables below. About 40% of the prospective project area has now been classified as a resource by the drilling to date.

Measured Resources WBJV

Updated 15 September, 2006 Independent Estimate:

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP (*1)	100	2.186	7.11	1.24	15.542	0.500
UG2 (*3)	100	2.266	3.35	1.47	7.591	0.244
Total Measured		4.452	5.20		23.133	0.744

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP (*1)	62.18%	4.42	26.00%	1.85	5.12%	0.36	6.70%	0.48
UG2 (*3)	64.21%	2.15	24.00%	0.80	10.48%	0.35	1.31%	0.05

(*1) MR FPP: Merensky Reef – Pegmatoidal Feldspathic Pyroxenite

(*3) UG2: Upper Group Number 2 Chromitite Seam

Indicated Resources

Updated 15 September, 2006 Independent Estimate WBJV:

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP (*1)	100	14.933	6.46	1.26	96.467	3.102
MR CR (*2)	300	0.183	5.68	1.01	1.040	0.033
UG2 (*3)	100	25.168	2.98	1.50	75.001	2.411
Total Indicated		40.284	4.28		172.508	5.546

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP (*1)	62.18%	4.02	26.00%	1.68	5.12%	0.33	6.70%	0.43
MR CR (*2)	62.18%	3.53	26.00%	1.48	5.12%	0.29	6.70%	0.38
UG2 (*3)	64.21%	1.91	24.00%	0.72	10.48%	0.31	1.31%	0.04

(*1) MR FPP: Merensky Reef – Pegmatoidal Feldspathic Pyroxenite

(*2) MR CR: Merensky Reef – Chromitite Contact Reef

(*3) UG2: Upper Group Number 2 Chromitite Seam

Inferred Resources

Updated 15 September, 2006 Independent Estimate WBJV:

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP (*1)	100	3.257	6.56	1.22	21.366	0.687
MR CR (*2)	300	0.002	3.50	1.00	0.007	0.0002
UG2 (*3)	100	11.792	3.48	1.50	41.036	1.319
Total Inferred		15.051	4.15		62.409	2.006

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP (*1)	62.18%	4.08	26.00%	1.70	5.12%	0.34	6.70%	0.44
MR CR (*2)	62.18%	2.18	26.00%	0.91	5.12%	0.18	6.70%	0.23
UG2 (*3)	64.21%	2.23	24.00%	0.84	10.48%	0.36	1.31%	0.05

(*1) MR FPP: Merensky Reef – Pegmatoidal Feldspathic Pyroxenite

(*2) MR CR: Merensky Reef – Chromitite Contact Reef

(*3) UG2: Upper Group Number 2 Chromitite Seam

Charles Muller is the Independent Qualified Person, “QP”, for the above resource assessment. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04).

The properties comprising the WBJV are all currently operated under either Old Order or New Order prospecting permits. New Order prospecting permits are granted under the new Mineral and Petroleum Resources Development Act. Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is underway for the WBJV’s Old Order rights. Any future production from the WBJV will be subject to the grant of a Mining Authorization from the Government of South Africa.

The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as “Reserves”. They may never be converted to reserves and may not be viable economically. The Pre-feasibility Study, which is now in progress, will address some of these issues. A Bankable Feasibility Study is targeted for completion mid 2007, with partner approval.

The resource base for the WBJV is now at a suitable confidence level to allow for the pre-feasibility design process. Resources in the Measured and Indicated categories can be included in the pre-feasibility financial model under SAMREC and NI-43101 guidelines. Future drilling will now investigate further areas with reef potential along strike on Project areas 2 and 3 within the joint venture area. The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date.

To the time of writing PTM has completed approximately 72,000 metres of drilling in 160 boreholes. The September 15, 2006 resource update included the results up to hole WBJV120, along with previous results from Anglo Platinum. The resources are estimated under SAMREC categories by the kriging statistical method and the Measured and Indicated Resources have drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These are estimated at 18% for the Merensky Reef and 19% for the UG2 Reef and the resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium, and gold (4E) are estimated in the resource tables. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, caution must be exercised with respect to the prill-split-estimates as they have been calculated using the arithmetic mean of the assay information.

PTM as operator of the Joint Venture and has engaged a multi-discipline team of independent engineers, which commenced detailed Pre-feasibility Study work in early January 2006. The Pre-feasibility Study will consider the opportunities presented as the result of further drilling up until September of 2006. The Pre-feasibility Study will consider and outline the details and possible mitigation of several considered projects risks, not yet assessed in detail, including metallurgical recoveries, smelt and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare b Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo Platinum Limited. The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company was granted Old Order prospecting permits on both properties during the 2004 fiscal year. The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finder’s fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002. The Company incurred exploration costs of $675 (2005 - $110,354) on Tweespalk and $446,799 (2005 - $1,085,560) on War Springs during the year. Combined acquisition costs to August 31, 2006 on the War Springs and Tweespalk properties amounted to $144,325 (Aug 31, 2005 - $127,044).

Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is underway for the War Springs and Tweespalk Old Order rights. The underlying acquisition agreement for these properties is also subject to amendment in order to re-define the original terms and conditions of the agreement under the new Mineral and Petroleum Resources Development Act.

In early 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation. Interpretation of the airborne and later mapping and soil geochemistry surveys provided drill targets. Drilling commenced on the property in May 2004 and continued until April 2005. To the time of writing approximately 8,000 metres in 18 boreholes has been drilled.

In March 2005 the Company received an NI 43-101 compliant technical report for the War Springs and Tweespalk properties. No work was recommended for the Tweespalk property in 2005 or 2006. During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property. Results were encouraging and further work is under consideration for the future. The technical report did recommend an amount of $583,139 in continued diamond drilling work, analysis and modeling for War Springs with the objective of delineating a resource on the project in compliance with SAMREC, JORC and NI 43-101 standards. This work was completed in 2006.

In October 2005 the Company announced an independent resource calculation on the War Springs property, including information on a new deposit type with potential for low cost bulk mining. The independent report confirms an NI 43-101 compliant inferred resource of 980,000 ounces of platinum, palladium, and gold (29.6 M tonnes grading 1.03 g/t 2PGM+Au (0.31 g/t Pt, 0.63 g/t Pd, 0.09 g/t Au), 0.13% Nickel, 0.11% Copper) with strong evidence of resource continuity. This new resource is found in two distinct reef layers 5-10 metres thick named the “B” and “C” reefs, starting at surface and dipping in parallel sheets at a 65 degree angle to a depth of 400 metres and remaining open. The Qualified Person (Charles Muller; SACNASP (South African Council for Natural Scientific Professions) Registration No. 400201/04) has assessed the resource cut-off on a gross metal value of Rand 109 per tonne, based on a preliminary low cost decline, block cave mining model. There is potential for resource expansion.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest. Africa Wide has also been granted a 30% participating interest in the Tweespalk property. The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2006 are calculated to be $253,783 (August 31, 2005 - $250,994). The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights. In 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.0 million Rand. On September 16, 2005, the Company made a final payment to close the purchase. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act over the Elandsfontein property.

During late 2003 the Company acquired an option to earn a 51% interest in the Lakemount nickel-copper-PGM project located near Wawa, Ontario in exchange for cash payments of $150,000 ($75,000 paid to February 28, 2006), share payments of 150,000 (50,000 issued and paid to February 28, 2006) and exploration work of $2.5 million to December 31, 2008 ($1,090,770 completed to February 28, 2006). The Company can buy a further 11% from an underlying vendor for $3.3 million, bringing the Company’s potential project interest to 62%. The property is known to host well-defined low-grade nickel-copper-PGM mineralization. To date the Company has completed more than 3,300 metres of drilling on the property, as well as airborne, ground based and down-hole geophysical surveys. Results continue to indicate the potential for both open pit and underground resources on the property. Combined acquisition and exploration costs deferred on the property by the Company amounted to $1,320,222 at August 31, 2006 (2005 - $1,216,384). Roscoe Postle Associates Inc. of Toronto completed an NI 43-101 compliant preliminary resource assessment and scoping study for the project in early 2005. The Company is not presently active on the property. Future work is under consideration.

After year end the Company negotiated the consolidation of three of its property interests in the Lac Des Iles area of Ontario. On October 6, 2006, the Company and the property vendors for the Lac Des Iles River property entered into a termination and sale agreement whereby the existing option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On October 13, 2006, the Company and the property vendors for the South Legris property entered into a termination and sale agreement whereby the existing option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On October 18, 2006, the Company and the property vendor for the Shelby Lake property entered into a termination and sale agreement whereby the existing option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000. To August 31, 2006 the Company had incurred costs of $565,869 on the property and elected under the option agreement to form a 50/50 joint venture with the property vendor. Amounts already spent by the Company in excess of $500,000 where repayable to the Company by the property vendor, or would be applied to dilute the vendor’s working interest in the property.

In September 2004 the Company acquired an option to earn an initial 50% interest in the Seagull property located in the Nipigon region of Ontario by completing $7.5 million of exploration work ($702,234 completed to November 30, 2005) and making cash payments of $750,000 ($75,000 paid) over a five-year period to September 24, 2009. PTM could earn an additional 20% property interest by completing a bankable feasibility study for the property and arranging production financing. During the year the Company’s exploration work on this property consisted of drilling, geochemistry, geophysics, mapping and modeling. The Company has now taken a decision to focus its resources on its South African projects and as a result the Seagull property was abandoned as of February 28, 2006, resulting in a write-off in the amount of $785,288.

The Company’s Agnew Lake property was not active during the period. The Company has directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin to August 31, 2005. Occurrences of PGMs have been located on the property, but no resource has been delineated to date. At August 31, 2005 the Company wrote off its remaining investment in the property of $276,852. Subsequent to year end Kaymin advised the Company that it would cease further funding of the project. Kaymin also notified the Company that they would vest as to a 26.17% interest in the property in accordance the terms of their option agreement. PFN has now terminated its option and retains no working interest.

e)

Administration Expenses

Before a non-cash charge for stock based compensation of $110,176 (2005 - $1,283,289), and mineral property costs written off of $1,174,325 (2005 - $974,294), and not including interest, other income and recoveries in the year of $235,236 (2005 - $218,373), general and administrative expenses totaled $2,808,715 (2005 - $2,466,085). Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include management and consulting fees of $367,891 (2005 - $326,167); office and miscellaneous expenses of $268,707 (2005 - $102,220); professional fees of $266,223 (2005 - $193,765); salaries and benefits of $904,385 (2005 - $604,260); shareholder relations expense of $153,220 (2005 - $75,323); travel expenses of $271,883 (2005 - $258,125); mail, news releases and printing expense of $92,281 (2005 - $416,083) and promotion expenses of $112,721 (2005 - $130,897).

f)

Related Party Transactions

Management and consulting fees expense and salaries in the year of $354,710 (2005 - $278,401) were incurred with three directors of the Company. Of this amount approximately $195,980 (2005 - $137,794) is related to fees for the Company’s President. At August 31, 2006 there were $7,600 fees (2005 - $Nil) owed and included in accounts payable.

The Company received $135,340 (2005 - $134,757) during the year from MAG Silver Corp. (“MAG”), a company with common directors and a common officer, under the terms of a 2003 service agreement for administrative services. Accounts receivable at the end of the period include an amount of $39,738 due from MAG.

During the year the Company accrued or received payments of $27,300 (2005 - $39,000) from West Timmins Mining Inc. (“WTM”) formerly Sydney Resource Corporation, a company with common directors and a common officer, for administrative services. The amount received was net of a credit adjustment of $19,500 in recognition of WTM’s relative inactivity in the first three quarters of calendar 2005. Accounts receivable at the end of the period include an amount of $15,349 due from WTM.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during the year totaled $153,220 (2005 - $75,323). Since 2003 the Company has managed its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations has been contracted at a rate of US $5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company’s primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the year amounted to $271,883 (2005 - $258,125). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors. Since early 2004 the Company’s increased activity level in South Africa has increased these costs. Promotion expenses in the year amounted to $112,721 (2005 - $130,897) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $300,928 (2005 - $1,815,434) in cash and shares. This includes $94,800 for properties in Ontario, and $206,128 to acquire or maintain option rights to the South African properties. Of this amount $93,367 (2005 - $1,512,446) was for WBJV property acquisition costs and payments. Cash payments or accruals totaled $260,928 (2005 - $1,787,434) and share issuances for property acquisitions totaled $40,000 (2005 - $28,000).

The sum of all payments required to perfect all of the Company’s mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the year ended August 31, 2006.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and recorded over their vesting periods. The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002. The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods. As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in 2005. The total compensation expense recognized in the statement of operations for share purchase options granted in 2006 amounts to $110,176 (2005 - $1,283,289). Had the same basis been applied to share purchase options granted in 2004 the stock compensation expense recognized would have been $241,000 .

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 10,532,547 (2005 – 8,571,216) common shares during the year. Of this 10,507,547 shares (2005 – 8,546,216) were issued for cash proceeds of $16,197,711 (2005 - $8,482,291). A further 25,000 shares (2005 – 25,000) were issued for mineral properties for a value of $40,000 (2005 - $28,000). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity. At August 31, 2006 the Company had cash and cash equivalents on hand of $10,066,801 compared to cash and cash equivalents of $2,750,461 at August 31, 2005. The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $6,423,839, which includes $5,718,449 for the WBJV project (2005 - $5,395,698 which includes $4,535,571 for the WBJV project), management fees and expenses of $367,891 (2005 - $326,167) and other general and administrative expenses of $2,440,824 (2005 - $2,139,918).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian Dollar by approximately 14%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Acquisition Payments	$ 6,258,710	$ 5,692,600	$ 566,110	$ 0	$ 0
Exploration Costs	1,402,351	402,351	1,000,000	0	0
Lease Obligations	377,823	149,372	176,831	51,620	0
Totals	$8,038,884	$ 6,244,323	$1,742,941	$ 51,620	$ 0

6.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The consolidated Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2006 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2006 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2006 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

Subsequent to year end 2,515,069 common shares were issued pursuant to the exercise of 2,433,194 warrants at a price of $1.50 per share, 50,000 stock options at a price of $1.10 per share,  and 31,875 stock options at a price of $1.00 per share, for aggregate proceeds of $3,736,665.

Other subsequent events are disclosed elsewhere within this document.

8.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

Eric Carlson
Frank R. Hallam
R. Michael Jones
Iain McLean
Barry W. Smee

b)

Officers:

R. Michael Jones (President)
Frank R. Hallam (Chief Financial Officer)
Barry Smee (Secretary)

c)

Officers of Subsidiary:

John A. Gould

(Managing Director Platinum Group Metals RSA (Pty) Ltd.)

Independent auditors’ report

To the Shareholders of

Platinum Group Metals Ltd.

(An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

November 8, 2006

Comments by auditors on Canada - United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated November 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements.  Our report to the shareholders, dated November 8, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

November 8, 2006

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
August 31

	2006	2005
ASSETS
CURRENT
Cash and cash equivalents	$10,066,801	$2,750,461
Marketable securities (market value-$564,000; 2005 - $272,375)	210,000	251,750
Amounts receivable (Note 3)	394,993	344,059
Prepaid expenses and other	64,148	53,575
Total current assets	10,735,942	3,399,845
PERFORMANCE BONDS	27,364	24,685
INVESTMENT IN WESTERN BUSHVELD
JOINT VENTURE (Note 5)	10,830,088	5,770,020
MINERAL PROPERTIES (Note 6)	5,830,797	6,321,529
FIXED ASSETS (Note 7)	240,250	189,108
Total assets	$27,664,441	$15,705,187
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,126,584	$1,997,633
Current portion of capital lease obligation	6,658	5,929
Total current liabilities	2,133,242	2,003,562
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATION	15,911	22,569
FUTURE INCOME TAXES (Note 11)	-	-
Total liabilities	2,149,153	2,026,131
SHAREHOLDERS' EQUITY
Share capital (Note 8)	39,798,768	23,513,389
Contributed Surplus (Note 2 (f) and Note 9)	1,785,705	1,723,198
Cumulative translation adjustment	(658,381)	-
Deficit accumulated during the exploration stage	(15,410,804)	(11,557,531)
Total shareholders' equity	25,515,288	13,679,056
Total liabilities and shareholders' equity	$27,664,441	$15,705,187

CONTINUING OPERATIONS (Note 1)
CONTINGENCIES AND COMMITMENTS (NOTE 12)

APPROVED BY THE DIRECTORS:

"R. Michael Jones"
R. Michael Jones, Director

"Frank R. Hallam"
Frank Hallam, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2006	2005	2004	2006
EXPENSES
Amortization	$93,906	$75,760	$31,768	$236,485
Annual general meeting	50,563	33,199	32,125	146,664
Corporate finance fees	-	-	100,000	125,000
Filing and transfer agent fees	49,108	84,996	57,756	285,476
Insurance	28,683	30,840	13,674	94,401
Mineral property costs written off	1,174,325	974,294	1,044,542	5,107,071
Management and consulting fees	367,891	326,167	322,996	1,495,745
News releases, print and mailout	92,281	416,083	21,938	544,262
Office and miscellaneous	268,707	102,220	84,368	600,054
Other taxes	3,000	-	6,500	86,766
Professional fees	266,223	193,765	130,383	1,070,419
Promotion	112,721	130,897	126,464	429,457
Property investigations	850	1,163	4,591	128,254
Rent	100,685	88,090	76,619	339,570
Salaries and benefits	904,385	604,260	404,936	2,168,481
Shareholder relations	153,220	75,323	38,090	703,755
Stock compensation expense	110,176	1,283,289	92,881	1,528,397
Telephone	44,609	45,197	39,533	174,645
Travel	271,883	258,125	231,507	893,856
	(4,093,216)	(4,723,668)	(2,860,671)	(16,158,758)
Less interest and other income (Note 10(b))	235,236	218,373	430,106	1,145,955
Loss before other items	(3,857,980)	(4,505,295)	(2,430,565)	(15,012,803)
Other items:
Write-down of investment in and
advances to Active Gold Group Ltd.
(Note 4)	-	127,488	90,062	242,275
(Gain) loss on sale
of marketable securities	(5,050)	(51,200)	-	(47,682)
Loss on sale of furniture	343	7,065	-	7,408
Equity in loss of Active Gold
Group Ltd. (Note 4)	-	-	-	187,000
	(4,707)	83,353	90,062	389,001
Loss for the period before income taxes	(3,853,273)	(4,588,648)	(2,520,627)	(15,401,804)
Future income tax recovery	-	793,000	278,000	1,737,000
Loss for the period	$(3,853,273)	$(3,795,648)	$(2,242,627)	$(13,664,804)
Basic and diluted loss per share	$(0.08)	$(0.10)	$(0.07)
Weighted-average number of
common shares outstanding	47,230,202	39,194,947	31,640,642

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
From commencement of operations, March 16, 2000, to August 31, 2006

								Deficit
				Flow-through				accumulated
	Common shares		Obligation	special			Cumulative	during	Total
	without par value		to issue	warrants		Contributed	translation	exploration	shareholders'
	Shares	Amount	shares	Number	Amount	surplus	adjustment	stage	equity
Issued for cash	1,395,001	$89,000	$-	2,605,000	$521,000	$ -	$-	$ -	$610,000
Issued for mineral properties	-	-	20,000	-	-	-	-	-	20,000
Net loss	-	-	-	-	-	-	-	(39,956)	(39,956)
Balance, August 31, 2000	1,395,001	89,000	20,000	2,605,000	521,000	-	-	(39,956)	590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-	-
Issued upon exercise of flow through
special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-	-
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	-	(482,687)	(482,687)
Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	-	1,310,385
Future income taxes relating to exploration
expenditures applicable to flow-through
shares	-	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	-	(1,501,620)	(1,501,620)
Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option (Note 7)	571,603	200,061	-	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	-	16,140
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	-	42,051
Net loss	-	-	-	-	-	-	-	(1,748,993)	(1,748,993)
Balance, August 31, 2003	27,831,267	9,005,078	-	-	-	42,051	-	(4,489,256)	4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	-	3,600
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	-	92,881
Net loss	-	-	-	-	-	-	-	(2,242,627)	(2,242,627)
Balance, August 31, 2004	34,587,415	14,990,075	-	-	-	134,932	-	(7,077,883)	8,047,124
Cumulative effect of change in accounting policy (Note 2 (f))	-	-	-	-	-	318,000	-	(318,000)	-
Issuance of flow-through common shares for cash	173,267	259,901	-	-	-	-	-	-	259,901
Issuance of common shares for cash	5,000,000	5,441,078	-	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,469,949	2,272,462	-	-	-	-	-	-	2,272,462
Issued on exercise of stock options	903,000	521,873	-	-	-	(13,023)	-	-	508,850
Issued for mineral properties	25,000	28,000	-	-	-	-	-	-	28,000
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(366,000)	(366,000)
Stock options granted	-	-	-	-	-	1,283,289	-	-	1,283,289
Net loss	-	-	-	-	-	-	-	(3,795,648)	(3,795,648)
Balance, August 31, 2005	43,158,631	$23,513,389	$-	-	$-	$1,723,198	$-	$(11,557,531)	13,679,056
Issuance of common shares for cash	9,500,000	14,898,656	-	-	-	-	-	-	14,898,656
Issued on exercise of warrants	843,047	1,181,305	-	-	-	-	-	-	1,181,305
Issued on exercise of stock options	164,500	165,418	-	-	-	(47,669)	-	-	117,750
Issued for mineral properties	25,000	40,000	-	-	-	-	-	-	40,000
Stock options granted	-	-	-	-	-	110,176	-	-	110,176
Translation adjustment	-	-	-	-	-	-	(658,381)	-	(658,381)
Net loss	-	-	-	-	-	-	-	(3,853,273)	(3,853,273)
Balance, August 31, 2006	53,691,178	$39,798,768	$-	-	$-	$1,785,705	$(658,381)	$(15,410,804)	$25,515,288

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2006	2005	2004	2006
OPERATING ACTIVITIES
Loss for the year	$(3,853,273)	$(3,795,648)	$(2,242,627)	$(13,664,804)
Add items not affecting cash
Amortization	93,906	75,760	31,768	236,485
Loss on sale of capital assets	343	7,065	-	7,408
Equity in loss of Active Gold Group Ltd.	-	-	-	187,000
Write-down of investment in and
advances to Active Gold Group Ltd.	-	127,488	90,062	242,275
Future income tax recovery	-	(793,000)	(278,000)	(1,737,000)
(Gain) loss on disposal
of marketable securities	(5,050)	(51,200)	-	(47,682)
Mineral property costs written off	1,174,325	974,294	1,044,542	5,107,071
Finders fee received in shares (Note 4.b)	-	-	-	(100,000)
Gain on sale of mineral property	-	-	(240,000)	(240,000)
Non-cash share compensation expense	110,176	1,283,289	92,881	1,528,397
Net change in non-cash working
capital (Note 13)	123,312	(419,954)	333,541	54,456
	(2,356,261)	(2,591,906)	(1,167,833)	(8,426,394)
FINANCING ACTIVITIES
Performance Bonds	(2,679)	(13,393)	(11,292)	(27,364)
Issuance of common shares	16,197,711	8,482,291	5,981,397	36,349,948
Issuance of flow-through special warrants	-	-	-	1,107,771
Issuance of special warrants	-	-	-	521,000
	16,195,032	8,468,898	5,970,105	37,951,355
INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-	-	-	(231,325)
Acquisition of capital assets	(145,392)	(160,177)	(105,095)	(482,905)
Sale of capital assets	-	2,456	-	2,456
Acquisition cost of mineral properties	(167,561)	(219,988)	(174,697)	(1,425,366)
Exploration expenditures	(476,032)	(2,286,734)	(1,769,443)	(7,428,154)
Investment in and advances to Joint Venture	(5,780,246)	(2,888,976)	(1,234,449)	(9,903,671)
Investment in and advances to Active Gold Group Ltd.	-	3,712	(90,062)	(246,677)
Proceeds on sale of marketable securities	46,800	-	-	257,482
	(6,522,431)	(5,549,707)	(3,373,746)	(19,458,160)
Net increase in cash and cash equivalents	7,316,340	327,285	1,428,526	10,066,801
Cash and cash equivalents, beginning of year	2,750,461	2,423,176	994,650	-
Cash and cash equivalents, end of year	$10,066,801	$2,750,461	$2,423,176	$10,066,801

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
(i)	During the year ended August 31, 2006, the Company issued 25,000 common shares with a value of $40,000 in connection with the acquisition of mineral properties.
(ii)	During the year ended August 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.
(iii)	During the year ended August 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (Active Gold")
from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. Subsequent to year end, Sydney
Resource Corporation was reorganized and named West Timmins Mining Inc. As Active Gold is estimated to have nominal value, the tranaction was entered into for the purpose of preserving existing business relationships. The
Company therefore recorded the exchange as an expense.
(iv)	During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.
(v)	During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties' costs.
(vi)	During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company's Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:
No interest or income tax expenses were paid during the periods disclosed.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

1.

CONTINUING OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds can or will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 15 to these consolidated financial statements.

(a)

Basis of Presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest”

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Basis of Presentation and principles of consolidation (continued)

or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the Western Bushveld Joint Venture (Note 5) is recorded using the equity method.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a quarterly basis and if the carrying values exceed estimated recoverable values, then the properties are written down to fair value. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Marketable securities and investments (continued)

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long term investments are made, where necessary, to recognize other than temporary declines in value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002.  The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods.  As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in Fiscal 2005.

The total compensation expense recognized in the statement of operations for share purchase options granted in Fiscal 2006 to employees and directors amounted to $110,176 (2005 - $1,283,289). Had the same basis been applied to share purchase options granted in 2004, net earnings would have been as follows:

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation (continued)

2004

Net loss	$ 2,242,627
Additional compensation expense	241,000
Pro forma net loss	$ 2,483,627

Pro forma basic and diluted loss per share	$ (0.08)

For the year ended August 31, 2004, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 200%, an annual risk free interest rate of 3.97% and expected lives of 3.47 years.  The weighted average fair value of share purchase options granted in 2004 was $1.04 per share.

Please refer to Note 8 (c) for a summary of stock options granted in the current period and the related valuation assumptions.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, or the return of contingently returnable shares, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The fair values of cash and cash equivalents, amounts receivable, accounts payable and capital lease obligation reflected in the balance sheet approximate their respective carrying values. The fair value of marketable securities is disclosed on the balance sheet.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Financial instruments (continued)

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include provisions for loss on and the estimated recoverable amount of assets, depreciation, income tax provisions, contingent liabilities, stock compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

3.

AMOUNTS RECEIVABLE

Aug 31, 2006		Aug. 31, 2005
Advances receivable	$38,401	$15,786
Due from related parties (Note 10 (b) and (c ))	55,087	53,300
Goods and services tax recoverable	22,519	7,799
South African value added tax ("VAT") recoverable	241,462	263,466
Interest receivable	37,524	380
Other	-	3,328
	$394,993	$344,059

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

4.

INVESTMENTS

(a)

Active Gold Group Ltd.

At August 31, 2003 the Company held 1,461,905 shares (26.79%) of Active Gold Group Ltd. at a cost of $160,327. Active Gold was a private corporation founded by the Company that attempted to acquire and develop gold projects in South Africa.  Active Gold failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned.  The Company is now defunct.  Advances by the Company to Active Gold in the normal course of business during 2003 amounted to $45,487 and in 2004 amounted to $90,062.  In 2003 the Company wrote off its investment in and advances to Active Gold after recognizing its equity in that company’s losses.  Advances in 2004 were written off in the year they occurred.

On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold from six of its other founding shareholders, all of whom were at arm’s length to the Company, in exchange for 399,999 shares (market value $131,200) of Sydney Resource Corporation (now West Timmins Mining Inc. or “WTM”), paid from the Company’s holdings of that security (see Note 4 (c)). As Active Gold was of nominal value, the transaction was entered into for the purpose of preserving existing business relationships.  PTM, therefore, recorded the exchange as an expense of $131,200.

(b)

MAG Silver Corporation

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corporation (“MAG”), a company with one director and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $300,000 at August 31, 2006 and are included in marketable securities.

(c)

Sydney Resource Corporation

In 2002 New Millennium granted Sydney Resource Corporation (“SYR”), a company with two directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia.  On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  At August 31, 2006 the Company held 800,001 SYR shares with an aggregate cost of $160,000. Market value for these 800,001 shares at August 31, 2006 was $264,000. The shares are included in marketable securities.  Subsequent to year end SYR was reorganized and named West Timmins Mining Inc.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

5.

Investment in Western Bushveld Joint Venture (the “WBJV”)

	2006	2005
Opening Balance	$5,770,020	$1,234,449
Additional investment and advances	5,718,449	4,535,571
Translation adjustment	(658,381)	-
Share of net loss	-	-
Ending Balance	$10,830,088	$5,770,020

Details of the assets of the WBJV excluding the property rights contributed by the other ventures are as follows:

Year ended August 31, 2006
	SOUTH AFRICA

	2006	2005
Acquisition costs
of mineral rights
Balance, beginning of year	$1,804,926	$292,480
Incurred during year	93,367	1,512,446
Translation adjustment	(112,501)	-
Balance, end of year	$1,785,792	$1,804,926
Deferred exploration costs
Balance, beginning of year	3,965,094	941,969
Assays and geochemical	$756,770	$121,495
Drilling	4,554,926	1,744,881
Geological	1,557,563	459,855
Geolophysical	12,725	11,529
Site administration	661,430	670,940
Travel	68,811	14,425
	11,577,319	3,965,094
Less other venture's interest	(2,613,778)	-
Translation adjustment	(545,880)	-
Balance, end of year	$8,417,661	$3,965,094
Due from other venturer's	$626,635	$-
	$10,830,088	$5,770,020

From inception of the joint venture to August 31, 2006 there have been no material earnings or losses as all activities of the joint venture have been in connection with acquiring mineral rights and exploring the properties for minerals.

On October 26, 2004 the Company entered into a joint venture with Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “WBJV”) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

5.

Investment in Western Bushveld Joint Venture (the “WBJV”) (continued)

The Company was required to operate and fund an exploration program in the amount of Rand 35 million (Cdn$6.44 million at August 31, 2005) over five years in order to earn its 37% interest in WBJV. As of April 2006 this requirement had been completed. After Rand35 million in expenditures were funded by PTM, the parties are required to fund their portion of further expenditures in excess of Rand 35 million pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed, the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code.  Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV but not joint control and is therefore recording the investment using the equity method.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange.  The balance paid to date under the Company’s commitment to spend up to Rand 35 million in exploration costs has also been recorded as a cost of the investment.

Prior to August 31, 2006 the Company and WBJV participants Anglo Platinum Limited and Africa Wide Mining had approved a 2006 cash budget for the WBJV totalling Rand 29,712,200 (approximately Cdn $4.59 million at August 31, 2006).  Each party is to fund their pro-rata share of the approved budget by way of three separate cash calls.  At August 31, 2006 Anglo Platinum was due to contribute Rand 975,276, which was subsequently contributed.  At August 31, 2006 Africa Wide was due to contribute Rand 3,101,731, (Cdn $498,798) which amount was still outstanding at October 24, 2006. The joint venture does not maintain separate records and all receipts, disbursements and net assets excluding property contributed by other venturers are recorded in the records of and disbursed by the Company on behalf of the joint venture. Of the $2,126,584 in accounts payable at August 31, 2006, an amount of $1,850,000 (approximately Rand 12 million) was incurred on behalf of the WBJV.

As a result, effective May 31, 2006 the Company concluded that the functional currency of WBJV was now the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in cumulative translation adjustment as a separate component of shareholder equity.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

5.

Investment in Western Bushveld Joint Venture (the “WBJV”) (continued)

(a)

Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In 2005 the Company and the Vendors reached agreement whereby the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)

Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of Rand 12.44 million (approximately C$2.24 million) ending April 2008.  Of this amount Rand 834,000 has been paid.  During 2004 the Company was granted Old Order prospecting permits on five portions of the farm.  In 2005 the Company was granted New Order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for Rand 5,000,000 (approximately C $900,000).

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES

Year ended August 31, 2006

	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$23,213	$103,832	$136,773	$540,532	$307,345	$248,858	$1,360,553
Incurred during year	8,622	8,658	84,800	5,000	-	100,481	207,561
Less amounts written off	-	-	-	-	-	(339,339)	(339,339)
Balance, end of year	$31,835	$112,490	$221,573	$545,532	$307,345	$10,000	$1,228,775

Deferred exploration costs
Assays and geochemical	$-	$63,788	$301	$-	$-	$-	$64,089
Drilling	-	150,334	-	-	-	-	150,334
Geological	675	215,444	6,767	425	425	5,001	228,738
Geophysical	-	995	-	-	-	2,210	3,205
Maps, fees and licenses	-	-	-	128	-	128	256
Site administration	-	4,973	10,468	-	-	195	15,636
Travel	-	11,265	1,502	-	-	1,007	13,774
	675	446,799	19,038	553	425	8,541	476,032
Balance, beginning of year	813,434	1,632,760	1,079,611	215,391	391,546	828,234	4,960,976
Less amounts written off	-	-	-	-	-	(834,986)	(834,986)
Balance, end of year	$814,109	$2,079,559	$1,098,649	$215,944	$391,971	$1,789	$4,602,022
Total Mineral Properties	$845,944	$2,192,049	$1,320,222	$761,476	$699,316	$11,789	$5,830,797

Year ended August 31, 2005

	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$13,054	$86,986	$65,188	$540,532	$307,345	$594,120	$1,607,225
Incurred during year	10,159	16,846	71,585	-	-	204,398	302,988
Less recoveries	-	-	-	-	-	(55,000)	(55,000)
Less amounts written off	-	-	-	-	-	(494,660)	(494,660)
Balance, end of year	$23,213	$103,832	$136,773	$540,532	$307,345	$248,858	$1,360,553
Deferred exploration costs
Assays and geochemical	$14,230	$306,401	$20,108	$-	$-	$113,024	$453,763
Drilling	-	458,680	1,300	-	-	519,886	979,866
Geological	91,147	283,859	119,241	39	885	94,221	589,392
Geophysical	2,551	9,352	5,678	-	-	134,942	152,523
Maps, fees and licenses	-	187	8,752	-	-	3,022	11,961
Site administration	98	17,496	13,873	-	-	10,637	42,104
Travel	2,328	9,584	16,055	44	-	29,114	57,125
	110,354	1,085,559	185,007	83	885	904,846	2,286,734
Balance, beginning of year	703,080	546,895	894,604	215,308	390,661	403,328	3,153,876
Less amounts written off	-	-	-	-	-	(479,634)	(479,634)
Balance, end of year	$813,434	$1,632,454	$1,079,611	$215,391	$391,546	$828,540	$4,960,976
Total Mineral Properties	$836,647	$1,736,286	$1,216,384	$755,923	$698,891	$1,077,398	$6,321,529

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (continued)

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2006 total $3,037,933 (August 31, 2005 - $2,572,933).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Old Order prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits must be converted into New Order permits during a transition period.  This process is underway for the War Springs and Tweespalk properties.  The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2006 are calculated to be $253,783 (August 31, 2005 - $250,994).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (continued)

(b)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852. Kaymin has vested as to a 26.17% interest in the property in accordance with the terms of their option agreement.  PFN has terminated their option on the property and retains no working interest.

(ii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,098,649 incurred to August 31, 2006) and by making staged payments totalling $150,000 ($75,000 paid) and 150,000 common shares (50,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

(iii)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,952 of which has been incurred to August 31, 2006. The option agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 and undertaking a minimum of $50,000 in annual exploration expenditures.

After year end, on October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement as

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(iii)

Lac des Iles River (continued)

amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iv)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back. The Company terminated the Moss Lake option as of August 31, 2006 resulting in a write-off of $158,855.

(v)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years to meet its exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 and undertaking a minimum of $50,000 in annual exploration expenditures.

After year end, on October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(vi)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company could earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years.  The Company could earn an additional 20% property interest by completing a bankable feasibility study and providing or arranging production financing. The Company terminated the Seagull option as of February 28, 2006 resulting in a write-off of $785,288.

(vii)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company was required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2006 the Company had incurred costs of $565,869 and elected under the option agreement to form a 50/50 joint venture with the property vendor.  Amounts already spent by the Company in excess of $500,000 where repayable to the Company by the property vendor, or would be applied to dilute the vendor’s working interest in the property.

After year end, on October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(c)

Write-down of mineral properties

During the year the carrying values of certain mineral properties of the Company were determined to be impaired, resulting in a write-off in the amount of $1,174,325 (2005 - $974,294)

(d)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

7.

FIXED ASSETS

	August 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$316,385	$164,931	$151,454
Leasehold improvements	29,907	15,894	14,013
Office furniture and equipment	120,471	45,688	74,783
	$466,763	$226,513	$240,250

	August 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$223,983	$103,650	$120,333
Leasehold improvements	$22,970	$7,345	$15,625
Office furniture and equipment	75,418	22,268	53,150
	$322,371	$133,263	$189,108

8.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At August 31, 2006 there were 53,691,178 shares outstanding.

During the year ended August 31, 2006:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $40,000.

(ii)

843,047 share purchase warrants were exercised for proceeds of $1,181,305 and 164,500 stock options were exercised for proceeds of $117,750.

(iii)

the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months until April 13-21, 2007.  Filing fees of $7,000 and a finder’s fee of $45,704 related to this financing were paid by the Company in cash.

(iv)

The Company closed a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of two years until March 6, 2008.  Filing fees of $7,532 related to this financing were paid by the Company in cash.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(v)

The Company closed a brokered private placement for 5.6 million units at a price of $1.80 per unit. Each unit consisted of one common share and one half a common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until March 31, 2007 at a price of $2.10 per share.  Agent’s fees amounted to 7.0% of gross proceeds, which totalled $705,600, which was paid in cash. The Agents’ legal and other costs totalling $56,000 were paid by the Company. The Company also paid $23,498 as a filing fee.

During the year ended August 31, 2005:

(vi)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(vii)

2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(viii)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents’ legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

During the year ended August 31, 2004:

(ix)

The Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(x)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(xi)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(xii)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent’s fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents’ legal and other costs totalling $42,535 were paid by the Company. The Company paid $36,409 in legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant. Stock options granted to employees of the Company’s South African subsidiary vest on average at an amount of 25% per six month period, while stock options granted to other employees, directors and officers are subject to a four month hold period.

The following tables summarize the Company’s outstanding stock options:

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	2,046,000	1.02
Exercised	(903,000)	0.56
Cancelled	(155,000)	1.05
Options outstanding at August 31, 2005	3,413,000	0.88
Granted	220,000	1.79
Exercised	(164,500)	0.72
Cancelled	(183,125)	0.97
Options outstanding at August 31, 2006	3,285,375	$0.94

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31,
Price	2006	Life (Years)	2006
$0.35	335,000	0.52	335,000
0.50	295,000	1.75	295,000
0.55	30,000	0.52	30,000
0.70	132,000	2.05	132,000
0.75	75,000	0.87	75,000
1.00	1,635,375	3.47	1,590,375
1.05	50,000	3.92	50,000
1.10	332,500	3.28	332,500
1.15	90,000	3.99	90,000
1.18	50,000	3.21	50,000
1.44	50,000	2.28	50,000
1.45	15,000	4.40	15,000
1.50	20,500	4.36	20,500
1.85	115,000	4.80	-
1.92	60,000	4.84	-
	3,285,375	2.93	3,065,375

(i)

During the year ended August 31, 2006 the Company granted 220,000 stock options to employees. The Company has recorded $110,176 of compensation expense relating to stock options granted in this year.

The following weighted average assumptions were used in valuing stock options granted during the year:

Aug. 31, 2006
Risk-free interest rate	4.26
Expected life of options	3.50
Annualized volatility	85.21
Dividend rate	0.00%

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(ii)

During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

August 31, 2005
Risk-free interest rate	2.93
Expected life of options	3.50
Annualized volatility	94%
Dividend rate	0.00%

(iii)

During the year ended August 31, 2004, the Company granted 75,000 stock options to consultants and 515,000 stock options to employees. The Company recorded compensation expense of $92,881 relating to the stock options granted to consultants.  No compensation expense was recorded for those granted to employees.  (Note 2.(f))

(d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Balance at August 31, 2003	3,016,981	$0.79
Issued to private placement placees (Note 7 (b) (x) and (xi))	1,892,550	1.19
Issued to agents on brokered financing (Note 7 (b) (xi))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 7 (b) (vii))	2,500,000	1.50
Issued to agents on brokered financing (Note 7 (b) (vii))	517,327	1.50
Expired during the period	(241,110)	1.20
Exercised and converted to common shares	(2,469,949)	0.92
Balance at August 31, 2005	3,722,430	$1.47
Issued to private placement placees (Note 7 (b) (iii, iv and v))	4,750,000	1.96
Expired during the period	(150,000)	1.35
Exercised and converted to common shares	(843,047)	1.40
Balance at August 31, 2006	7,479,383	$1.79

Warrant expiry dates:	October 14, 2006	2,729,383	$1.50
	March 31, 2007	2,800,000	2.10
	April 13, 2007	747,000	1.75
	April 14, 2007	203,000	1.75
	April 21, 2007	150,000	1.75
	March 6, 2008	850,000	1.75

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

9.

CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at August 31, 2004	$134,932
Retroactive accounting change for stock options	318,000
Stock options granted during the year	1,283,289
Stock options exercised during the year	(13,023)
Balance at August 31, 2005	1,723,198
Stock options granted during the year	110,176
Stock options exercised during the year	(47,669)
Balance at August 31, 2006	$1,785,705

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary and consulting fees of $354,710 (2005 - $278,401, 2004 - $249,253) were incurred with directors during the year. At August 31, 2006, $7,600 was included in accounts payable (2005 - $Nil).

(b)

The Company received $135,340 (2005 - $134,757, 2004 - $152,353) during the year from MAG Silver Corp. (“MAG”), a company with certain common directors and a common officer, under the terms of a 2003 service agreement for administrative services.  Accounts receivable at the end of the year include an amount of $39,738 due from MAG.

(c)

During the period the Company accrued or received payments of $27,300 (2005 - $39,000, 2004 - $Nil) from Sydney Resource Corporation, a company with certain common directors and a common officer, for administrative services.  Subsequent to year end SYR was reorganized and named West Timmins Mining Inc. (“WTM”).  The amount received was net of a credit adjustment of $19,500 in recognition of WTM’s relative inactivity in the first three quarters of calendar 2005.  Accounts receivable at the end of the year include an amount of $15,349 due from WTM.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

11.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2006	2005
Statutory tax rates	36%	36%
Recovery of income taxes computed at statutory rates	$1,391,802	$1,657,420
Effect of lower tax rates in foreign jurisdictions	(55,932)	(34,701)
Tax losses not recognized in the period that the
benefit arose	(1,335,870)	(829,719)
Future income tax recovery	$-	$793,000

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2006	2005
Future income tax assets
Operating loss carryforwards	$2,834,397	$2,599,980
Fixed assets	34,143	12,875
Mineral properties	783,875	72,993
Share issuance costs	386,483	287,579
Valuation allowance on future income tax assets	(4,038,898)	(2,973,427)
	$-	$-

The Company has Canadian non-capital loss carryforwards available to offset future taxable income in the amount of approximately $7.2 million, which expire at various dates from 2006 to 2026.

The Company has South African non-capital loss carryforwards available to offset future taxable income in the amount of approximately $1.5 million, which do not expire, subject to business continuity.

12.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at August 31, 2006.

2007	149,372
2008	84,101
2009	92,730
2010	51,620
$377,823

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

13.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2006	2005	2004
Amounts receivable	$(50,934)	$(102,923)	$(164,724)
Prepaid expenses and other	(10,573)	(36,673)	7,918
Accounts payable	184,819	(280,358)	490,347
	$123,312	$(419,954)	$333,541

(b)

Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Aug. 31, 2006	Aug. 31, 2005	Aug. 31, 2004
Cash	$1,666,801	$693,661	$273,176
Short-term deposits	8,400,000	2,056,800	2,150,000
	$10,066,801	$2,750,461	$2,423,176

14.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Investment in joint ventures, fixed assets, capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	August 31,	August 31,
	2006	2005
Canada	$2,872,433	$3,717,075
South Africa	14,028,702	8,563,582
	$16,901,135	$12,280,657

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheet

	2006	2005
Total assets under Canadian GAAP	$27,664,441	$15,705,187
Decrease in mineral properties due to expensing
of exploration costs (a)	(4,602,022)	(4,960,976)
Decrease due to lower equity interest in WBJV (b)	(9,044,296)	(3,965,094)
Marketable securities (e)	354,000	20,625
Total assets under US GAAP	$14,372,123	$6,799,742
Total liabilities under Canadian GAAP	$2,149,153	$2,026,131
Liability relating to issuance of flow-through shares (c)	24,758	30,264
	2,173,911	2,056,395
Shareholders' equity under Canadian GAAP	25,515,288	13,679,056
Cumulative mineral properties adjustment (a), (c)	(4,602,022)	(4,960,976)
Cumulative equity adjustment for WBJV (b)	(9,590,176)	(3,965,094)
Liability recorded upon issuance of flow-through shares (c)	(24,758)	(30,264)
Cumulative translation adjustment (b)	545,880	-
Marketable securities (e)	354,000	20,625
Shareholders' equity under US GAAP	12,198,212	4,743,347
Total liabilities and shareholders' equity under US GAAP	$14,372,123	$6,799,742

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statement of Loss and Deficit

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000	to
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2004	2006
Net loss under Canadian GAAP	$(3,853,273)	$(3,795,648)	$(2,242,627)	$(13,664,804)
Mineral property costs
written off (a)	1,174,325	974,294	1,044,542	5,099,746
Acquisition costs included
in write off (a)	(339,339)	(494,660)	(450,217)	(2,099,839)
Adjustment for equity loss on WBJV (b)	(4,998,447)	(3,023,125)	-	(8,021,572)
Mineral property exploration
expenditures (a)	(476,032)	(2,286,735)	(2,711,412)	(8,543,900)
Future income taxes (c)	5,506	(660,574)	(190,242)	(1,138,095)
Consulting (d)	-	-	-	(287,250)
Variable Stock based compensation (d)	(50,200)	37,800	(125,510)	(175,200)
Stock based compensation for
employees and directors (d)	-	1,136,055	-	1,136,055
Write-down of "available for
sale" securities (e)	-	-	-	18,450
Net loss under US GAAP	$(8,537,460)	$(8,112,593)	$(4,675,466)	$(27,676,409)
Basic loss per share
under US GAAP	$(0.18)	$(0.21)	$(0.15)

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statement of Cash Flows

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2004	2006
Operating activities
Operating activities under
Canadian GAAP	$(2,356,261)	$(2,591,906)	$(1,179,125)	$(8,426,394)
Deferred exploration (a)	(4,979,915)	(4,219,624)	(2,711,412)	(14,846,896)
Operating activities
under US GAAP	$(7,336,176)	$(6,811,530)	$(3,890,537)	$(23,273,290)
Financing activity
Financing activities under
Canadian and US GAAP	$16,195,032	$8,468,898	$5,981,397	$37,951,355
Investing activities
Investing activities under
Canadian GAAP	$(6,522,431)	$(5,549,707)	$(3,373,746)	$(19,458,160)
Deferred exploration (a)	4,979,915	4,219,624	2,711,412	14,846,896
Investing activities
under US GAAP	$(1,542,516)	$(1,330,083)	$(662,334)	$(4,611,264)

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of capital assets.  Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. During the year ended August 31, 2006 and 2005 the Company incurred $4,998,447 and $3,023,125 respectively in exploration expenditures on behalf of the WBJV and recorded a share of equity loss from the WBJV of a corresponding amount (Note 15.b). The Company believes that these cash expenditures under U.S. GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(b)

Investment in WBJV

Under Canadian and U.S. GAAP the Company accounts for this investment using the equity method. Under U.S. GAAP the equity loss from the investment is higher as WBJV expenses exploration expenses under U.S. GAAP, whereas under Canadian GAAP these expenditures are capitalized in WBJV.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(c)

Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash.  Such amounts unexpended at August 31, 2006 and 2005 totalled approximately $123,790 and $150,917, respectively.

(d)

Accounting for stock-based compensation

On September 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

During the year ended August 31, 2006, the Company recognized $110,176 in stock-based compensation expense or $0.01 per share.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(d)

Accounting for stock-based compensation (continued)

The following weighted average assumptions were used in valuing stock options granted during the year:

Aug. 31, 2006
Risk-free interest rate	4.26
Expected life of options	3.50
Annualized volatility	85.21
Dividend rate	0.00%

Prior to the adoption of SFAS 123 (R), the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and applied the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had applied the fair value method to measuring stock- based compensation expense. If the Company had accounted for stock-based compensation in accordance with the fair value method as prescribed by SFAS 123, net loss per share for the years ended August 31, 2005 and 2004 would have been:

	Year ended	Year ended
	August 31,	August 31,
	2005	2004
Net loss, as originally reported	$(8,112,593)	$(4,675,466)
Adjustments:
Additional stock-based employee compensation expense
under fair value based method for all awards	(1,136,055)	(250,000)
Net loss, adjusted	$(9,248,648)	$(4,925,466)
Basic and diluted net income per share, as reported	$(0.21)	$(0.15)
Basic and diluted net loss per share, adjusted	$(0.23)	$(0.16)

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, 65,000 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost.  As at August 31, 2006, the market price of the Company’s common shares was $1.80 per share (2005 - $1.15) resulting in compensation (recovery) expense of $50,200 (2005 - $(37,800); 2004 - $125,510).

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.  The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2006	2005	2004
Net loss under US GAAP	$(8,537,460)	$(8,112,593)	$(4,675,466)
Other comprehensive income:
Unrealized gain (loss) on
marketable securities	333,375	(289,000)	243,625
Translation adjustment	(112,501)	-	-
Other	-	-	(87,999)
Comprehensive net loss
under US GAAP	$(8,316,586)	$(8,401,593)	$(4,519,840)
Comprehensive loss per share	$(0.18)	$(0.21)	$(0.14)

(f)

Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

(g)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(g)

Recent accounting pronouncements (continued)

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In September 2005, the EITF reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The consensus is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring, in interim or annual reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have any impact on the Company’s operating results or financial positions.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instrument (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. This Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company expects that the adoption of SFAS 155 will have no impact on its operating results or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(g)

Recent accounting pronouncements (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

16.

SUBSEQUENT EVENTS

Subsequent to August 31, 2006, 2,515,069 common shares were issued pursuant to the exercise of 2,433,194 warrants at a price of $1.50 per share, 50,000 stock options at a price of $1.10 per share, and 31,875 stock options at a price of $1.00 per share, for aggregate proceeds of $3,736,665.

There are other subsequent events disclosed elsewhere in the notes to the consolidated financial statements.

OFFICES

Canada
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
T 604.899.5450
F 604.484.4710
info@platinumgroupmetals.net
www.platinumgroupmetals.net
Toll Free 1.866.899.5450

South Africa
Technology House
Greenacres Office Park
Victory Park, Johannesburg 2193
PostNet Suite No 81
Private Bag X12
Rooseveltpark 2129
T +27(11) 782.2186
F +27(11) 782.4338

DIRECTORS AND OFFICERS

R. Michael Jones
Director, President & CEO

Frank Hallam
Director & CFO

Dr. Barry Smee
Director & Secretary

Iain McLean
Director

Eric Carlson
Director

John Gould
Managing Director, Platinum Group
Metals RSA (Pty) Ltd.

ADVISORY BOARD

Dr. Roger Eckstrand
Anthony Frizelle
Nonpumelelo Maduna
Dr. Barry Smee

REGISTERED OFFICE

Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1

REGISTRAR AND TRANSFER AGENT

Pacific Corporate Trust
625 Howe Street, 10th Floor
Vancouver, BC
Canada V6C 3B8

LEGAL COUNSEL

Gowlings Lafleur
Henderson LLP
Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1

AUDITOR

Deloitte and Touche LLP
Suite 2800
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1P4

SHARE LISTING

TSX: PTM; OTCBB: PTMQF
SEC Form 20F File #0-30306

CAPITALIZATION

ISSUED & OUTSTANDING 56,206,247
OPTIONS: 3,382,875
WARRANTS: 4,750,000
FULLY DILUTED: 64,149,122
November 09, 2006

PTM ANNUAL GENERAL MEETING

Wednesday January 10th, 2007; 2:00 PM (local time)
328 – 550 Burrard Street, Vancouver, BC CANADA

DISCLAIMER:

This annual report may contain projections or other foward-looking statements regarding future events and/or future financial performance. Such statements are only predictions and actual events or results may differ materially. The Company relies on Safe Harbor Rules with respect to any projections or forward-looking statements that may be contained within this report. All investors are referred to the more complete disclosure contained in the Company’s documents filed from time to time with the United States Securities and the Exchange Commission (SEC File #0-30306) and the British Columbia Securities Commission, specifically the Company’s last filed Form 20F and alternate form of Annual Information Form.

PTM

WWW.PLATINUMGROUPMETALS.NET

INFO@PLATINUMGROUPMETALS.NET

TOLL FREE +1 866 899 5450

TSX: PTM

OTCBB: PTMQF

HEAD OFFICE

SUITE 328-550 BURRARD STREET
VANCOUVER, B.C. CANADA V6C 2B5

TELEPHONE 604.899.5450 FAX 604.484.4710

SOUTH AFRICA

TELEPHONE +27(11)782.2186 FAX +27(11)782.4338